Exhibit 99.3

Royal Dutch Shell plc

Annual General Meeting Admittance Card

The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 19, 2009, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time).

Attendance at the meeting

If you wish to attend the Annual General Meeting in either The Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given on pages 14 and 15 of the Notice of Meeting.

Voting arrangements

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

Appointment of a proxy

You can appoint someone (called a proxy) to attend, speak and vote on your behalf. The proxy need not be a shareholder of the Company and if you make such an appointment you may still attend, speak and vote at the meeting.

If you wish to appoint a proxy, please complete the attached Proxy Form and send it to our Registrar, Equiniti, to be received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009.

Return of Proxy Form – UK Residents

The Proxy Form is pre-addressed and no envelope is necessary if posted in the UK. If you prefer you may place the Proxy Form in an envelope and address it to Equiniti, FREEPOST SEA 7148, Aspect House, Spencer Road, Lancing, BN99 6BA.

Return of Proxy Form – Non-UK Residents

Please return the Proxy Form in the enclosed pre-addressed international envelope (the pre-addressed Proxy Form cannot be returned from outside the UK). No stamp is necessary on the pre-addressed envelope.

Voting or appointing a proxy online

You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009. More information is given on page 12 of the Notice of Meeting.

CREST electronic proxy appointment service

If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST. More information is given on page 13 of the Notice of Meeting.

Enquiries

If you have any questions about how to complete the Proxy Form please telephone Equiniti on 0800 169 1679 or +44 (0) 121 415 7073.

Royal Dutch Shell plc

Proxy Form

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Voting ID   Task ID   Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the meeting. If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form so that it is received no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chairman of the Meeting or the person named in this box (see Note 1 overleaf) ______ *

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of Royal Dutch Shell plc (the "Company") to be held on Tuesday May 19, 2009, and at any adjournment of that meeting.

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 3 overleaf).

☐ Please mark this box if signing on behalf of the shareholder under a power of attorney (see Note 4 overleaf) or as duly authorised officer of a corporation (see Note 5 overleaf).

I would like my proxy to vote on the resolutions according to the way I have completed this form.

Date ______ Signed ______

Please mark with an X in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

* See Note 2 overleaf

	Resolution	For	Against	Vote Withheld
1	Adoption of Annual Report & Accounts	☐	☐	☐
2	Approval of Remuneration Report	☐	☐	☐
3	Appointment of Simon Henry as a Director	☐	☐	☐
4	Re-appointment of Lord Kerr of Kinlochard as a Director	☐	☐	☐
5	Re-appointment of Wim Kok as a Director	☐	☐	☐
6	Re-appointment of Nick Land as a Director	☐	☐	☐
7	Re-appointment of Jorma Ollila as a Director	☐	☐	☐
8	Re-appointment of Jeroen van der Veer as a Director	☐	☐	☐
9	Re-appointment of Hans Wijers as a Director	☐	☐	☐
10	Re-appointment of Auditors	☐	☐	☐
11	Remuneration of Auditors	☐	☐	☐
12	Authority to allot shares	☐	☐	☐
13	Disapplication of pre-emption rights	☐	☐	☐
14	Authority to purchase own shares	☐	☐	☐
15	Authority for certain donations and expenditure	☐	☐	☐

0001-102-S

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Adoption of Annual Report & Accounts 2Approval of Remuneration Report 3 Appointment of Simon Henry as a Director 4 Re-appointment of Lord Kerr of Kinlochard as a Director 5Re-appointment of Wim Kok as a Director 6Re-appointment of Nick Land as a Director 7 Re-appointment of Jorma Ollila as a Director 8 Re-appointment of Jeroen van der Veer as a Director 9Re-appointment of Hans Wijers as a Director 10Re-appointment of Auditors 11Remuneration of Auditors 12Authority to allot shares 13Disapplication of pre-emption rights 14Authority to purchase own shares 15 Authority for certain donations and expenditure Corporate Representatives By submitting this poll card, a corporate representative who is the Designated Corporate Representative (''DCR’’) for a shareholder casts (or withholds) the total number of votes he or she is directed to cast (or withhold) by any other corporate representatives for that shareholder as shown in, and in accordance with, the directions cards submitted (or via the electronic handsets used) by them before the close of the poll, in addition to casting (or withholding) any votes specified in this poll card. If you are not the DCR you are hereby giving directions to cast (or withhold) votes on a poll as specified in this poll card to the person who is the DCR of the shareholder who has also appointed you as corporate representative.